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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 14 )*
HAWTHORN BANCSHARES, INC.

(Name of Issuer)
COMMON STOCK – $1.00 PAR VALUE

(Title of Class of Securities)
420476103
(CUSIP Number)

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☐ Rulel3d-l(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	420 476103

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). HAWTHORN BANK

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) NOT APPLICABLE
	(b) NOT APPLICABLE

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	5	SOLE VOTING POWER

NUMBER OF		426,536

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		424,499

WITH	8	SHARED DISPOSITIVE POWER

		5,650

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	432,186

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	10.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BK

Page 3 of 5 Pages
ITEM 1:
(a)	Name of Issuer: Hawthorn Bancshares, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

300 S.W. Longview Blvd. Lee’s Summit, MO 64081-2190
ITEM 2:
(a)	Name of Person Filing: This Schedule 13G is filed by the Hawthorn Bank (the “Bank”).

(b)	Address of Principal Business Office or, if none, Residence: The business address for the Bank is 132 East High Street, Jefferson City, Missouri 65101.

(c)	Citizenship: The Bank is a state, non-member, banking association organized under the laws of the State of Missouri.

(d)	Title of Class of Securities: Common stock, par value $1.00 per share.

(e)	CUSIP No.: 420476103
ITEM 3:
If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2 (b), check whether the person filing is a:
(a)	(X) Bank as defined in Section 3 (a) (6) of the Act. Income Security Act
ITEM 4: Ownership (as of December 31, 2008)
(a)	Amount beneficially owned: 432,186 shares.

(b)	Percent of class: The shares identified in paragraph (a) above as being beneficially owned by the Bank represent 10.4% of the 4,136,495 shares outstanding on December 31, 2008.

(c)	Number of shares of which such person has:
(I)	sole power to vote or to direct the vote: 426,536 shares.

Page 4 of 5 Pages
(ii)	shared power to vote or to direct the vote: 0 shares.

(iii)	sole power to dispose or to direct the disposition of: 424,499 shares.

(iv)	shared power to dispose or to direct the disposition of: 5,650 shares.
ITEM 5: Ownership of Five Percent or Less of a Class.
Not applicable.
ITEM 6: Ownership of More than Five Percent on Behalf of Another Person.
Of the shares reported in this Schedule 13G, the 432,186 shares reported in this Schedule 13G are held by the Bank as trustee or co-trustee, personal representative or administrator under various individual trusts and estates that exist for the benefit of the respective beneficiaries identified by the applicable trust or estate documentation, as to which shares the Bank has sole voting power as to 426,536 shares, shared voting power as to 0 shares, sole investment power as to 424,499 shares, and shared investment power as to 5,650 shares.
ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
ITEM 8: Identification and Classification of Members of the Group.
Not applicable.
ITEM 9: Notice of Dissolution of Group.
Not applicable.

Page 5 of 5 Pages
ITEM 10: Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2009

HAWTHORN BANK

By Hawthorn Bank

BY:	/s/ Daniel A. Renfrow

Daniel A. Renfrow
Vice President & Sr. Trust Officer